September 6, 2013

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Plains All American Pipeline, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

File No. 001-14569

Dear Mr. Hiller:

Set forth below are the responses of Plains All American Pipeline, L.P. (the “Company,” “we,” “us” or “our”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2013, with respect to our Form 10-K for the fiscal year ended December 31, 2012.  In response to the Staff’s comments, to the extent appropriate, we have included in this letter a proposed revision to our 2012 Form 10-K disclosures.  However, we believe that the revised disclosure contained in this letter would not be material to investors who reviewed our 2012 Form 10-K.  Accordingly, we respectfully request that the Staff permit us to include the revised disclosure in our future filings, rather than amending or supplementing the disclosures in the 2012 10-K.

The following responses are for the Staff’s review.  For your convenience, we have repeated in bold, italicized text each comment of the Staff exactly as given in the Staff’s comment letter.

Form 10-K for the Fiscal Year ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Results of Operations, page 69

Non-GAAP Financial Measures, page 69

1.              We note you adjust net income for “…mark-to-market gains and losses resulting from derivative instruments that are related to underlying activities in future periods or the reversal of mark-to-market gains and losses from the prior period, net of inventory valuation adjustments” to calculate Adjusted EBITDA.  Please submit details of the components making up these amounts and reconcile the details to information presented in Note 11 and other sections of your financial statements.  In addition, please explain your rationale for netting inventory valuation adjustments against the gains and losses from derivative activities to derive these adjustments.  Please state your objective for including these adjustments in computing your non-GAAP measure.

RESPONSE:  We acknowledge the Staff’s comment and have included as Attachment I a schedule that provides the details of the components of the referenced amounts and reconciles those details to information presented in Note 11 and Note 5.

We use derivative instruments for risk management purposes and our related processes include specific identification of hedging instruments to an underlying hedged transaction.  Although we identify an underlying transaction for each derivative instrument we enter into, there may not be an accounting hedge relationship between the instrument and the underlying transaction.  In the course of evaluating our results of operations, we identify the earnings that were recognized during the period related to derivative instruments for which the identified underlying transaction does not occur in the current period and exclude the related gains and losses in determining Adjusted EBITDA. In many instances, the identified underlying transaction is inventory or the anticipated sale of inventory and thus we net inventory valuation adjustments against the gains and losses from derivative instruments that we have identified as associated with that inventory.

We believe that the inclusion of these gains and losses, that we associate with a different period, creates volatility in our operating results that is not associated with the underlying performance of our business for the period. Therefore we believe that adjusting EBITDA for these amounts results in a meaningful financial measure that we use internally for financial, operational, compensation and planning decisions.

2.              Given that you present non-GAAP measures of Implied Distributable Cash Flow, it appears you should also disclose how these measures relate to and compare with actual distributions, with explanations for significant differences and tabular reconciliations for all periods.

RESPONSE:  We acknowledge the Staff’s comment and advise the staff that we will revise our disclosure in future filings as indicated in red on Attachment II.

*              *              *              *              *

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We acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at 713.646.4100 or Chris Herbold, Chief Accounting Officer of Plains All American Pipeline, L.P. at the same number.

Very truly yours,

Plains All American Pipeline, L.P.

By:	PAA GP LLC, its general partner

By:	Plains AAP, L.P., its sole member

By:	Plains All American GP LLC, its general partner

By:	/s/ Al Swanson
Name:	Al Swanson
Title:	Executive Vice President and Chief Financial Officer

3

Attachment I

Components of Gain/(Loss) from derivative activities net of inventory valuation adjustments

	2012	2011	2010
Gain/(loss) from derivative activities
Commodity derivatives	(68)	64	(17)
Foreign currency derivatives	1	(2)	3
Derivative Subtotal	(67)	62	(14)

Inventory valuation adjustments	(7)	—	—

Gain/(loss) from derivative activities net of inventory valuation adjustments (page 70)	$(74)	$62	$(14)

Reconciliation of Derivative Subtotal to Note 11

	2012	2011	2010
Derivatives Not Designated as a Hedge - Gain/(Loss):
Related to underlying transaction in different period (from above)	$(67)	$62	$(14)
Related to underlying transaction in the period	129	39	12

Derivatives Not Designated as a Hedge - Gain/(Loss) recognized in net income (pp. F-38/39)	$62	$101	$(2)

Reconciliation of Inventory Valuation Adjustments to Note 5

	2012	2011	2010
Write down of crude oil and NGL inventory (p. F-21)	$(128)	$—	$—
Reversal of write down in conjunction with subsequent sale of inventory	121	—	—
Inventory valuation adjustments (from above)	$(7)	$—	$—

Attachment II

Non-GAAP Financial Measures, page 69 - Implied Distributable Cash Flow reconciliation to Distributions Paid

	For the Twelve Months			Favorable/(Unfavorable)
	Ended December 31,			2012-2011		2011-2010
	2012	2011	2010	$	%	$	%
	(In millions, except per unit data)
Net income	$1,127	$994	$514	$133	13%	$480	93%
Add:
Depreciation and amortization	482	249	256	233	94%	(7)	(3)%
Income tax (benefit)/expense	54	45	(1)	9	20%	46	4,600%
Interest expense	288	253	248	35	14%	5	2%
EBITDA	$1,951	$1,541	$1,017	$410	27%	$524	52%

Selected Items Impacting Comparability of EBITDA
Gains/(losses) from derivative activities net of inventory valuation adjustments (1)	$(74)	$62	$(14)	$(136)	(219)%	$76	543%
Equity compensation expense (2)	(59)	(77)	(67)	18	23%	(10)	(15)%
Net loss on early repayment of senior notes	—	(23)	(6)	23	100%	(17)	(283)%
Significant acquisition-related expenses	(14)	(10)	—	(4)	(40)%	(10)	N/A
Net loss on foreign currency revaluation (3)	(7)	(7)	—	—	—%	(7)	N/A
Other (4)	(2)	(2)	(2)	—	—%	—	—%
Selected Items Impacting Comparability of EBITDA	$(156)	$(57)	$(89)	$(99)	(174)%	$32	36%

EBITDA	$1,951	$1,541	$1,017	$410	27%	$524	52%
Selected Items Impacting Comparability of EBITDA	156	57	89	99	174%	(32)	(36)%
Adjusted EBITDA	$2,107	$1,598	$1,106	$509	32%	$492	44%

Adjusted EBITDA	$2,107	$1,598	$1,106	$509	32%	$492	44%
Interest expense	(288)	(253)	(248)	(35)	(14)%	(5)	(2)%
Maintenance capital	(170)	(120)	(93)	(50)	(42)%	(27)	(29)%
Current income tax benefit/(expense)	(53)	(38)	1	(15)	(39)%	(39)	(3,900)%
Equity earnings in unconsolidated entities, net of distributions	2	10	6	(8)	(80)%	4	67%
Distributions to noncontrolling interests (5)	(48)	(47)	(15)	(1)	(2)%	(32)	(213)%
Other	—	(1)	—	1	100%	(1)	N/A
Implied DCF	$1,550	$1,149	$757	$401	35%	$392	52%
Less: Distributions paid (5)	(1,017)	(833)	(700)	(184)	22%	(133)	19%
DCF Excess/(Shortage) (6)	$533	$316	$57	$217	69%	$259	454%

(1) Includes mark-to-market gains and losses resulting from derivative instruments that are related to underlying activities in future periods or the reversal of mark-to-market gains and losses from the prior period, net of inventory valuation adjustments. See Note 11 to our Consolidated Financial Statements for a comprehensive discussion regarding our derivatives and risk management activities.

(2) Our total equity compensation expense includes expense associated with awards that will or may be settled in units and awards that will or may be settled in cash.  The awards that will or may be settled in units are included in our diluted earnings per unit calculation when the applicable performance criteria have been met.  We consider the compensation expense associated with these awards as a selected item impacting comparability as the dilutive impact of the outstanding awards is included in our diluted earnings per unit calculation and the majority of the awards are expected to be settled in units.  The compensation expense associated with these awards is shown as a selected item impacting comparability in the table above.  The portion of compensation expense associated with awards that are certain to be settled in cash are not considered a selected item impacting comparability.  See Note 15 to our Consolidated Financial Statements for a comprehensive discussion regarding our equity compensation plans.

(3) During 2012 and 2011, there were fluctuations in the value of the Canadian dollar (“CAD”) to the U.S. dollar (“USD”), resulting in gains and losses that were not related to our core operating results for the period and were thus classified as selected items impacting comparability.  See Note 11 to our Consolidated Financial Statements for further discussion regarding our currency exchange rate risk hedging activities.

(4) Includes other immaterial selected items impacting comparability.

(5) Includes distributions that pertain to the current period’s net income and are paid in the subsequent period.

(6) Excess DCF is retained to establish reserves for future distributions, capital expenditures and other partnership purposes.